September 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Jan Woo Jeffrey Kauten Kathleen Collins Joyce Sweeney

Re:	JFrog Ltd. Registration Statement on Form S-1 (File No. 333-248271)

Acceleration Request

Requested Date:        Tuesday, September 15, 2020

Requested Time:       4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JFrog Ltd. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-248271) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Allison Spinner at (650) 565-3765.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

Sincerely,

JFROG LTD.

/s/ Jacob Shulman

Jacob Shulman

Chief Financial Officer

cc:        Shlomi Ben Haim, JFrog Ltd.

 Eyal Ben David, JFrog Ltd.

 Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

 Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

 Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

 Mark V. Roeder, Latham & Watkins LLP

 Brian D. Paulson, Latham & Watkins LLP

 Joshua G. Kiernan, Latham & Watkins LLP